UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MILACRON HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

59870L106
(CUSIP Number)

DECEMBER 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[x] Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59870L106

1	NAMES OF REPORTING PERSONS CCMP CAPITAL INVESTORS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	36,483,301*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	36,483,301*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		36,483,301*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		53.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* See Item 4

CUSIP NO. 59870l106

1	NAMES OF REPORTING PERSONS CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,862,827*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,862,827*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,862,827*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* See Item 4

CUSIP NO. 59870L106

1	NAMES OF REPORTING PERSONS CCMP CAPITAL ASSOCIATES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	41,346,128*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	41,346,128*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,346,128*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		60.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* See Item 4

CUSIP NO. 59870L106

1	NAMES OF REPORTING PERSONS CCMP CAPITAL ASSOCIATES GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	41,346,128*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	41,346,128*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,346,128*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		60.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* See Item 4

CUSIP NO. 59870l106

1	NAMES OF REPORTING PERSONS CCMP CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	41,346,128*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	41,346,128*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,346,128*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		60.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* See Item 4

CUSIP NO. 59870L106

1	NAMES OF REPORTING PERSONS CCMP CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	41,346,128*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	41,346,128*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,346,128*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		60.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* See Item 4

CUSIP NO. 59870L106

Item 1(a).	Name of Issuer

Milacron Holdings Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices

10200 Alliance Road, Suite 200
Cincinnati, OH 45209

Item 2.	(a) Name of Person

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) CCMP Capital Investors II, L.P. ("CCMP Capital Investors");

(ii) CCMP Capital Investors (Cayman) II, L.P. ("CCMP Cayman" and together with CCMP Capital Investors, the "CCMP Capital Funds");

(iii) CCMP Capital Associates, L.P. ("CCMP Capital Associates");

(iv) CCMP Capital Associates GP, LLC ("CCMP Capital Associates GP");

(v) CCMP Capital, LP ("CCMP Capital"); and

(vi) CCMP Capital GP, LLC ("CCMP Capital GP")

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons except CCMP Cayman: c/o CCMP Capital Advisors, LP 277 Park Avenue New York, NY 10172

CCMP Cayman c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue George Town, Grand Cayman KY 1-9005

(c) Citizenship

All reporting Persons except CCMP Cayman: Delaware CCMP Cayman: Cayman Islands

(d) Title of Class of Securities

Common Stock, par value $0.01 per share

(e) CUSIP Number

59870L106

CUSIP NO. 59870L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
[ ]	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
(a) Amount beneficially owned:

As of December 31, 2016, the Reporting Persons may be deemed to beneficially own in the aggregate 41,346,128 shares of the Issuer's Common Stock, representing, in the aggregate, 60.7% of the Issuer's total Common Stock outstanding. The percentage of Common Stock held by the Reporting Persons is based on 68,065,840 shares of the Issuer's Common Stock outstanding as of September 30, 2016, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2016.
The general partner of each of the CCMP Capital Funds is CCMP Capital Associates. The general partner of CCMP Capital Associates is CCMP Capital Associates GP. CCMP Capital Associates GP is wholly owned by CCMP Capital. The general partner of CCMP Capital is CCMP Capital GP.  CCMP Capital GP ultimately exercises voting and dispositive power of the securities held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital GP with respect to such securities are made by an investment committee, the members of which are Greg Brenneman, Christopher Behrens and Timothy Walsh. Each of the members of the investment committee disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.
Each of CCMP Capital Associates, CCMP Capital Associates GP, CCMP Capital and CCMP Capital GP is deemed to beneficially own 36,483,301 shares of the Issuer's Common Stock held by CCMP Capital Investors and 4,862,827 shares of the Issuer's Common Stock held by CCMP Cayman.

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. The percentages represent the percentage of Common Stock beneficially owned by the Reporting Persons.

CUSIP NO. 59870L106

(c) Number of Shares as to which such Person has:

(i) Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

 (ii) Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv) Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

Not Applicable

CUSIP NO. 59870l106
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: January 27, 2017

CCMP CAPITAL INVESTORS II, L.P.
By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.
By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL ASSOCIATES, L.P.
By:	CCMP Capital Associates, GP, LLC its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL ASSOCIATES GP, LLC

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director

CCMP CAPITAL, LP
By:	CCMP Capital GP, LLC, its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL GP, LLC

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director

CUSIP NO. 59870l106
EXHIBIT INDEX

Exhibit No.
1
Joint Filing Agreement, dated January 27, 2017, among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., CCMP Capital Associates, L.P., CCMP Capital Associates GP, LLC, CCMP Capital, LP and CCMP Capital GP, LLC.

CUSIP NO. 59870L106
EXHIBIT 1
JOINT FILING AGREEMENT
We, the signatories of the Statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Dated: January 27, 2017

CCMP CAPITAL INVESTORS II, L.P.
By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.
By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL ASSOCIATES, L.P.
By:	CCMP Capital Associates, GP, LLC its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL ASSOCIATES GP, LLC

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director

CCMP CAPITAL, LP
By:	CCMP Capital GP, LLC, its General Partner

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director
CCMP CAPITAL GP, LLC

By:	/s/Richard G. Jansen
Name:	Richard G. Jansen
Title:	General Counsel and Managing Director